May 19, 2011

Mr. Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Harte-Hanks, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 2, 2011

File No. 001-07120

Dear Mr. Spirgel:

Harte-Hanks, Inc. has received your letter dated May 10, 2011 (the “Comment Letter”), pursuant to which you provided a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). Set forth below is the Company’s response to such comment. For your convenience, the comment contained in your Comment Letter is set forth verbatim in the italicized paragraph below. The Company’s response appears in the plain text following such comment.

Notes to the Consolidated Financial Statements

Note K – Commitments and Contingent Liabilities, page F-31

1. We note that in your disclosure of contingencies related to various legal proceedings you state that you cannot predict the impact of future developments and any resolution of a claim or lawsuit within a particular quarter may adversely impact the results of operations for that quarter. This disclosure is not clear as to whether management believes that it is reasonably possible that the outcome of these matters may result in a liability, and has determined the range of possible loss. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please disclose the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

Mr. Larry Spirgel

May 19, 2011

Response:

We have considered the Staff’s comment, as well as our disclosure in the Form 10-K and the guidance of ASC 450-20. Management believes there are no matters, other than those disclosed, where we currently believe that it is reasonably possible to result in a material unfavorable outcome to the Company. Further we do not believe that it is reasonably possible for the ultimate outcome of any matter to materially exceed the amounts already accrued. Accordingly, the Company does not intend to file an amendment to the Form 10-K in response to the comment raised by the Staff

However, based on the Staff’s comment and the guidance of ASC 450-20, we would propose to revise our disclosure in future filings to make it clearer as to whether we believe a liability that would result in a material adverse effect is reasonably possible.

Please call me at 210-829-9120 with any questions or comments.

Sincerely,

/s/ Douglas C. Shepard

Douglas C. Shepard

Executive Vice President/Chief Financial Officer

Cc:	Robert L.R. Munden [Company]

Rahim Ismail [Staff]

Carlos Pacho [Staff]